Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – October 15, 2018

FORTIS INC. PROVIDES NEW FIVE-YEAR OUTLOOK AND

ANNOUNCES 5.9% QUARTERLY DIVIDEND INCREASE

Highlights

•	Five-year capital investment plan of $17.3 billion for 2019 through 2023, up $2.8 billion from the prior year's plan
•	Average annual dividend growth target of 6% extended through 2023
•	Fourth quarter 2018 dividend increase of 5.9%, marking 45 consecutive years of annual common share dividend payment increases
•	Regulated investments in grid modernization, delivery of cleaner energy and natural gas infrastructure drive growth

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced its five-year capital investment plan of $17.3 billion for the period 2019 to 2023, up $2.8 billion from the prior year's plan. Consolidated rate base is projected to increase from $26.1 billion in 2018 to approximately $32.0 billion in 2021 and $35.5 billion in 2023, translating into a three and five-year compound annual growth rate of 7.1% and 6.3%, respectively. The Corporation's Board of Directors (the "Board") also announced a $0.025 or 5.9% increase in the fourth quarter 2018 common share dividend.

Fortis President and CEO Barry Perry said: "Our five-year capital investment plan has increased nearly 20% over the plan announced at this time last year."

"Key industry trends including grid modernization, the delivery of cleaner energy and electrification, will result in incremental investments in the U.S. Midwest ($900 million), Arizona ($600 million) and Ontario ($600 million)," said Mr. Perry. "Projects that address system capacity and improve safety and reliability for our customers are also driving additional investment at our natural gas operations in British Columbia ($600 million)."

The Corporation's capital investment plan is virtually all occurring at its regulated utility businesses and consists mostly of a diversified mix of highly executable, low-risk projects. It is expected that the capital investment plan will be funded with cash from operations, debt raised at the utilities and common equity from the Corporation's dividend reinvestment plan. The remaining funds required to finance the increased growth in regulated North American assets are expected to be generated from asset sales, with approximately $1 billion to $2 billion of proceeds expected over the five-year planning period. The Corporation's at-the-market common equity program will also be available to provide further financing flexibility.

"We are committed to maintaining our investment grade credit ratings as we continue to grow our regulated utility businesses across North America and deliver on our 6% average annual dividend growth target," said Mr. Perry. "Our portfolio of high quality regulated electric transmission, electric distribution and natural gas distribution utilities, coupled with our expected growth rate, presents a compelling low-risk value proposition for our shareholders."

Beyond the base capital investment plan, Fortis continues to pursue additional sustainable organic growth and near and long-term development projects. Key development projects not yet included in the capital investment plan include a small-scale LNG export terminal at the Tilbury facility in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the Big Chino Valley Pumped Storage project in Arizona.

Marking its 45th consecutive year of increased dividends, the Board declared a common share dividend of $0.45 per share on the issued and outstanding fully paid common shares of the Corporation, payable on December 1, 2018 to the common shareholders of record at the close of business on November 20, 2018. In addition, the Corporation has targeted average annual dividend per common share growth of approximately 6% through 2023 based on an annualized dividend of $1.70.

The continuation of our dividend growth guidance is premised on several assumptions, including the continued good performance of our utilities, growth in our service territories, the expectation of reasonable outcomes for regulatory proceedings, and the successful execution of the Corporation's five-year capital investment plan.

The Board announced the following dividends on the Corporation's First Preference Shares and Common Shares:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

4.	$0.18075 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018; and

8.	$0.45 per share on the Common Shares of the Corporation, payable on December 1, 2018 to the Shareholders of Record at the close of business on November 20, 2018.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$50 billion as at June 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast capital spending for the five-year period 2019 through 2023; targeted average annual dividend growth through 2023; the Corporation's forecast rate base for the period 2018 through 2023; the nature, timing, expected costs and potential funding sources of capital projects and additional opportunities beyond the base capital plan including but not limited to a small-scale LNG export terminal at the Tilbury facility in British Columbia, the Lake Erie Connector electric transmission project in Ontario and the Big Chino Valley Pumped Storage project in Arizona; and statements related to the annualized common share dividend.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; the realization of additional opportunities beyond the base capital plan; fluctuating foreign exchange; reasonable decisions by utility regulators; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For further information contact:

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com